SwingVision Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

SwingVision Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025
Assets												
Current Assets												
Bank Accounts												
Apple Merchant Clearing	108,543.61	210,517.91	215,356.42	254,534.83	255,473.10	226,454.01	150,071.40	286,897.19	259,626.67	135,730.09	229,072.49	192,996.33
Bill Payments Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
BoA Checking (3895)	23,509.06	22,384.04	21,970.90	28,280.34	26,940.03	25,269.79	37,393.08	35,092.38	33,744.41	35,694.56	33,866.88	30,813.48
Brex Cash (0712)	279,813.04	200,872.25	210,960.57	284,504.96	268,753.30	204,195.84	412,133.62	195,793.62	300,881.38	383,115.46	306,950.32	146,321.00
Brex Treasury	866,821.06	720,411.83	1,161,412.42	672,482.40	527,430.63	332,802.60	411,232.74	267,861.96	242,549.45	126,178.06	2,363.98	2,627.13
Stripe Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Stripe Merchant Account	201,992.39	176,996.80	172,905.64	187,191.71	181,082.29	194,876.82	219,131.18	226,517.74	272,242.75	186,802.58	89,905.77	62,843.50
Total for Bank Accounts	**1,480,679.16**	**1,331,182.83**	**1,782,605.95**	**1,426,994.24**	**1,259,679.35**	**983,599.06**	**1,229,962.02**	**1,012,162.89**	**1,109,044.66**	**867,520.75**	**662,159.44**	**435,601.44**
Accounts Receivable												
Accounts Receivable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Current Assets												
Accrued Revenue	3,287.39	3,492.30	1,500.00	2,000.41	3,431.66	45.00	30.00	946.67	40.00	30.00	159.65	84.65
Inventory Asset	604,465.74	587,329.74	595,508.74	606,932.18	593,360.18	615,980.98	660,605.28	641,489.28	671,663.88	686,046.38	686,113.28	710,738.88
Money In Transit	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Payment Processor Clearing - Other	-57,468.00	-44,460.00	-5,793.33	-28,593.33	-20,833.33	-19,833.33	-30,583.33	-15,833.33	-12,833.33	-29,833.33	-20,183.33	-18,948.31
Payment Processor Clearing - Stripe	0.00	0.00	0.00	-84,835.58	-84,835.58	-84,835.58	-84,835.58	-84,835.58	-84,835.58	-84,835.58	-84,835.58	-84,835.58
Prepaid Expenses	190,356.27	210,916.04	215,437.15	319,386.36	327,229.83	332,800.27	348,617.06	355,426.35	345,359.32	330,549.12	331,317.15	283,010.67
Stripe Receivables	52,686.29	39,363.60	52,122.99	52,122.99	38,857.21	66,126.93	48,827.15	86,594.96	99,701.24	96,541.56	76,931.39	63,936.88
Total for Other Current Assets	**793,327.69**	**796,641.68**	**858,775.55**	**867,013.03**	**857,209.97**	**910,284.27**	**942,660.58**	**983,788.35**	**1,019,095.53**	**998,498.15**	**989,502.56**	**953,987.19**
Total for Current Assets	**2,274,006.85**	**2,127,824.51**	**2,641,381.50**	**2,294,007.27**	**2,116,889.32**	**1,893,883.33**	**2,172,622.60**	**1,995,951.24**	**2,128,140.19**	**1,866,018.90**	**1,651,662.00**	**1,389,588.63**
Fixed Assets												
Computers & Equipment	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33	10,843.33
Accumulated Depreciation - Computers & Equipment	-3,563.39	-3,744.10	-3,924.81	-4,105.52	-4,286.23	-4,466.94	-4,647.65	-4,828.36	-5,009.07	-5,189.78	-5,370.49	-5,551.20
Total for Computers & Equipment	**7,279.94**	**7,099.23**	**6,918.52**	**6,737.81**	**6,557.10**	**6,376.39**	**6,195.68**	**6,014.97**	**5,834.26**	**5,653.55**	**5,472.84**	**5,292.13**
Furniture & Fixtures	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57	5,646.57
Accumulated Depreciation - Furniture & Fixtures	-1,410.03	-1,477.24	-1,544.45	-1,611.66	-1,678.87	-1,746.08	-1,813.29	-1,880.50	-1,947.71	-2,014.92	-2,082.13	-2,149.34
Total for Furniture & Fixtures	**4,236.54**	**4,169.33**	**4,102.12**	**4,034.91**	**3,967.70**	**3,900.49**	**3,833.28**	**3,766.07**	**3,698.86**	**3,631.65**	**3,564.44**	**3,497.23**
Intangible Assets	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18	260,000.18
Accumulated Amortization - Intangible Assets	-43,334.18	-44,778.62	-46,223.06	-47,667.50	-49,111.94	-50,556.38	-52,000.82	-53,445.26	-54,889.70	-56,334.14	-57,778.58	-59,223.02
Total for Intangible Assets	**216,666.00**	**215,221.56**	**213,777.12**	**212,332.68**	**210,888.24**	**209,443.80**	**207,999.36**	**206,554.92**	**205,110.48**	**203,666.04**	**202,221.60**	**200,777.16**
Total for Fixed Assets	**228,182.48**	**226,490.12**	**224,797.76**	**223,105.40**	**221,413.04**	**219,720.68**	**218,028.32**	**216,335.96**	**214,643.60**	**212,951.24**	**211,258.88**	**209,566.52**
Other Assets												
Rental Security Deposits	22,150.00	22,150.00	22,150.00	22,150.00	20,498.10	20,498.10	19,298.10	19,298.10	19,298.10	19,298.10	19,298.10	19,298.10
Total for Other Assets	**22,150.00**	**22,150.00**	**22,150.00**	**22,150.00**	**20,498.10**	**20,498.10**	**19,298.10**	**19,298.10**	**19,298.10**	**19,298.10**	**19,298.10**	**19,298.10**
Total for Assets	**2,524,339.33**	**2,376,464.63**	**2,888,329.26**	**2,539,262.67**	**2,358,800.46**	**2,134,102.11**	**2,409,949.02**	**2,231,585.30**	**2,362,081.89**	**2,098,268.24**	**1,882,218.98**	**1,618,453.25**
Liabilities and Equity												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	40,709.58	28,491.25	24,245.04	10,150.00	23,038.99	23,038.99	3,799.22	77,341.08	0.00	0.00	35.00	70,955.70
Total for Accounts Payable	**40,709.58**	**28,491.25**	**24,245.04**	**10,150.00**	**23,038.99**	**23,038.99**	**3,799.22**	**77,341.08**	**0.00**	**0.00**	**35.00**	**70,955.70**
Credit Cards												
Brex Credit Card	16,955.90	13,494.36	30,585.91	40,554.95	28,534.19	19,580.37	29,729.62	28,488.67	24,110.29	18,705.70	19,660.04	13,068.19

Balance Sheet

SwingVision Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025
Total for Credit Cards	**16,955.90**	**13,494.36**	**30,585.91**	**40,554.95**	**28,534.19**	**19,580.37**	**29,729.62**	**28,488.67**	**24,110.29**	**18,705.70**	**19,660.04**	**13,068.19**
Other Current Liabilities												
401(K) Liability	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Accrued Expenses	90,351.29	94,381.05	113,823.94	145,485.02	138,862.76	116,720.98	92,265.89	28,168.91	110,408.44	91,091.32	125,778.52	68,608.87
Payroll Liability	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sales Tax Payable			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Stripe Customer Credits	0.00	0.00	0.00	209.98	209.98	209.98	209.98	209.98	1,044.95	209.98	209.98	209.98
Unearned Revenue	1,847,239.40	1,873,056.94	1,916,451.72	1,854,224.01	1,850,651.60	1,860,394.95	1,896,891.34	1,989,183.37	2,077,874.20	2,067,830.80	2,069,466.54	2,115,576.54
Total for Other Current Liabilities	**1,937,590.69**	**1,967,437.99**	**2,030,275.66**	**1,999,919.01**	**1,989,724.34**	**1,977,325.91**	**1,989,367.21**	**2,017,562.26**	**2,189,327.59**	**2,159,132.10**	**2,195,455.04**	**2,184,395.39**
Total for Current Liabilities	**1,995,256.17**	**2,009,423.60**	**2,085,106.61**	**2,050,623.96**	**2,041,297.52**	**2,019,945.27**	**2,022,896.05**	**2,123,392.01**	**2,213,437.88**	**2,177,837.80**	**2,215,150.08**	**2,268,419.28**
Total for Liabilities	**1,995,256.17**	**2,009,423.60**	**2,085,106.61**	**2,050,623.96**	**2,041,297.52**	**2,019,945.27**	**2,022,896.05**	**2,123,392.01**	**2,213,437.88**	**2,177,837.80**	**2,215,150.08**	**2,268,419.28**
Equity												
Preferred Stock	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68	9,087,222.68
Preferred Stock - Series A	499,999.85	499,999.85	499,999.85	504,689.85	504,689.85	504,689.85	504,689.85	504,689.85	504,689.85	504,689.85	504,689.85	504,689.85
Cost of Financing	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40	-147,244.40
Total for Preferred Stock	**9,439,978.13**	**9,439,978.13**	**9,439,978.13**	**9,444,668.13**	**9,444,668.13**	**9,444,668.13**	**9,444,668.13**	**9,444,668.13**	**9,444,668.13**	**9,444,668.13**	**9,444,668.13**	**9,444,668.13**
SAFE Convertible Securities	1,525,928.00	1,550,928.00	2,250,928.00	2,250,928.00	2,400,928.00	2,475,928.00	3,015,908.00	3,015,908.00	3,409,063.00	3,425,006.44	3,425,006.44	3,475,006.44
Cost of Financing	-92,503.31	-92,503.31	-92,503.31	-92,503.31	-92,503.31	-92,503.31	-92,503.31	-92,503.31	-123,562.55	-123,562.55	-123,562.55	-123,562.55
Total for SAFE Convertible Securities	**1,433,424.69**	**1,458,424.69**	**2,158,424.69**	**2,158,424.69**	**2,308,424.69**	**2,383,424.69**	**2,923,404.69**	**2,923,404.69**	**3,285,500.45**	**3,301,443.89**	**3,301,443.89**	**3,351,443.89**
Common Stock	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65	23,374.65
Treasury Stock	-0.42	-0.42	-0.42	-0.42	-0.42	-0.42	-0.42	-0.42	-0.42	-0.42	-0.42	-0.42
Retained Earnings	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53	-10,257,716.53
Net Income	-109,977.36	-297,019.49	-560,837.87	-880,111.81	-1,201,247.58	-1,479,593.68	-1,746,677.55	-2,025,537.23	-2,347,182.27	-2,591,339.28	-2,844,700.82	-3,211,735.75
Total for Equity	**529,083.16**	**367,041.03**	**803,222.65**	**488,638.71**	**317,502.94**	**114,156.84**	**387,052.97**	**108,193.29**	**148,644.01**	**-79,569.56**	**-332,931.10**	**-649,966.03**
Total for Liabilities and Equity	**2,524,339.33**	**2,376,464.63**	**2,888,329.26**	**2,539,262.67**	**2,358,800.46**	**2,134,102.11**	**2,409,949.02**	**2,231,585.30**	**2,362,081.89**	**2,098,268.24**	**1,882,218.98**	**1,618,453.25**

Profit and Loss

SwingVision Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
Income													
1. Hardware Revenue	15,456.80	14,777.39	17,666.38	14,765.75	18,546.60	18,627.40	21,129.74	22,754.27	22,309.50	15,297.63	14,656.54	19,341.40	$215,329.40
Hardware Revenue Returns, Allowances, and Discounts	-419.65	-688.00	-786.48	-1,257.67	-854.73	-924.69	-461.74	-560.86	-39.96				-5,993.78
Total for 1. Hardware Revenue	**15,037.15**	**14,089.39**	**16,879.90**	**13,508.08**	**17,691.87**	**17,702.71**	**20,668.00**	**22,193.41**	**22,269.54**	**15,297.63**	**14,656.54**	**19,341.40**	**$209,335.62**
2. Coach Revenue					120.00	1,240.00	3,405.00	3,899.50	2,824.00	2,824.00	2,505.00	2,844.00	$19,661.50
Coach Revenue Returns, Allowances, and Discounts							-54.00						-54.00
Total for 2. Coach Revenue					**120.00**	**1,240.00**	**3,351.00**	**3,899.50**	**2,824.00**	**2,824.00**	**2,505.00**	**2,844.00**	**$19,607.50**
3. Teams Revenue	25,695.02	22,570.07	26,166.76	25,535.47	26,278.12	27,810.50	28,643.35	29,156.36	28,257.21	30,050.12	28,268.31	29,844.04	$328,275.33
Teams Revenue Returns, Allowances, and Discounts							-333.35	-350.02	-458.36	-579.21	-579.20	-595.87	-2,896.01
Total for 3. Teams Revenue	**25,695.02**	**22,570.07**	**26,166.76**	**25,535.47**	**26,278.12**	**27,810.50**	**28,310.00**	**28,806.34**	**27,798.85**	**29,470.91**	**27,689.11**	**29,248.17**	**$325,379.32**
4. Club Revenue	1,305.45	994.54	1,101.09	1,065.57	7,230.87	8,642.08	8,457.65	3,128.42	3,329.93	5,545.09	4,829.94	4,836.77	$50,467.40
Club Revenue Returns, Allowances, and Discounts					-5,083.34	-6,416.67	-6,416.67	-1,333.34	-1,333.34	-2,333.33	-2,333.33	-2,333.33	-27,583.35
Total for 4. Club Revenue	**1,305.45**	**994.54**	**1,101.09**	**1,065.57**	**2,147.53**	**2,225.41**	**2,040.98**	**1,795.08**	**1,996.59**	**3,211.76**	**2,496.61**	**2,503.44**	**$22,884.05**
5. Enterprise Revenue	1,036.07	939.90	987.02	971.31	987.02	971.31	987.02	1,195.36	1,179.65	1,195.36	1,179.64	1,498.98	13,128.64
6. Consumer Subscription	430,274.44	412,761.45	448,034.60	452,092.31	458,245.84	478,352.26	494,899.48	504,350.53	501,828.59	525,516.46	527,505.91	533,278.22	$5,767,140.09
Consumer Returns, Allowances, and Discounts	-127,721.40	-120,453.08	-135,563.23	-130,017.73	-138,047.90	-140,126.28	-148,267.60	-154,735.46	-156,678.37	-158,830.47	-170,488.17	-165,299.74	-1,746,229.43
Total for 6. Consumer Subscription	**302,553.04**	**292,308.37**	**312,471.37**	**322,074.58**	**320,197.94**	**338,225.98**	**346,631.88**	**349,615.07**	**345,150.22**	**366,685.99**	**357,017.74**	**367,978.48**	**$4,020,910.66**
Total for Income	**345,626.73**	**330,902.27**	**357,606.14**	**363,155.01**	**367,422.48**	**388,175.91**	**401,988.88**	**407,504.76**	**401,218.85**	**418,685.65**	**405,544.64**	**423,414.47**	**$4,611,245.79**
Cost of Goods Sold													
COGS - Freight Out	19,565.83	21,093.23	28,325.71	19,386.36	22,668.31	21,271.69	23,336.76	23,956.32	29,181.42	15,306.91	16,493.58	25,848.29	266,434.41
COGS - Hardware Expenses	14,256.00	17,136.00	14,328.00	14,292.00	13,572.00	14,166.00	15,426.00	19,116.00	22,052.40	14,495.60	12,348.00	22,500.00	193,688.00
COGS - Merchant Fees	36,040.62	36,467.26	37,715.80	42,546.51	43,113.00	45,112.88	51,282.54	54,815.14	55,580.08	58,288.12	59,044.96	62,215.71	582,222.62
COGS - Software Expenses	50,122.75	51,120.65	60,371.35	58,943.37	60,155.08	62,148.98	61,984.70	55,029.97	63,172.63	53,971.12	56,631.10	56,786.00	690,437.70
Stripe Connect Fees	62.79	64.69	68.46	77.23	60.61	11.72	100.30	94.00	19.35	168.90	62.58	73.23	863.86
Total for Cost of Goods Sold	**120,047.99**	**125,881.83**	**140,809.32**	**135,245.47**	**139,569.00**	**142,711.27**	**152,130.30**	**153,011.43**	**170,005.88**	**142,230.65**	**144,580.22**	**167,423.23**	**$1,733,646.59**
Gross Profit	**225,578.74**	**205,020.44**	**216,796.82**	**227,909.54**	**227,853.48**	**245,464.64**	**249,858.58**	**254,493.33**	**231,212.97**	**276,455.00**	**260,964.42**	**255,991.24**	**$2,877,599.20**
Expenses													
Amortization	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	17,333.28
Bad Debt Expense	13,555.17	12,373.73	15,374.37	13,537.70	14,661.46	14,568.66	17,834.92	15,055.88	15,010.52	15,108.24	16,011.51	17,532.23	180,624.39
Depreciation	247.92	247.92	247.92	247.92	247.92	247.92	247.92	247.92	247.92	247.92	247.92	247.92	2,975.04
Employee Related													
401(K) Expense	1,892.50	750.00	5,564.33	372.97	500.00		16.55						9,096.35
Health Insurance	0.00												0.00
Other Employee Benefits	0.00		144.39		22,197.00	117.28		60.51	2,408.11	360.17	361.03	361.84	26,010.33
Payroll & Benefits Administration	2,206.75	1,964.29	4,793.00	759.00	6,276.00	4,541.00	2,069.00	4,084.85	7,519.10	3,338.10	3,011.10	5,018.00	45,580.19
Payroll													
Employer Payroll Taxes	1,008.00	55.26		150.00									1,213.26
Salaries & Wages													
Paid Time Off	0.00												0.00
Regular Payroll	189,420.60	196,139.59	197,005.45	195,088.17	204,736.27	284,719.45	207,394.24	214,052.34	220,338.57	202,150.96	229,726.72	388,021.27	2,728,793.63
Severance											0.00		0.00
Total for Salaries & Wages	**189,420.60**	**196,139.59**	**197,005.45**	**195,088.17**	**204,736.27**	**284,719.45**	**207,394.24**	**214,052.34**	**220,338.57**	**202,150.96**	**229,726.72**	**388,021.27**	**$2,728,793.63**
Total for Payroll	**190,428.60**	**196,194.85**	**197,005.45**	**195,238.17**	**204,736.27**	**284,719.45**	**207,394.24**	**214,052.34**	**220,338.57**	**202,150.96**	**229,726.72**	**388,021.27**	**$2,730,006.89**
Recruiting	1,824.37	2,029.18	2,684.74	3,215.30	3,695.86	3,695.86	3,695.85	3,695.84	3,695.83	3,695.82	3,695.81	3,140.25	38,764.71
Total for Employee Related	**196,352.22**	**200,938.32**	**210,191.91**	**199,585.44**	**237,405.13**	**293,073.59**	**213,175.64**	**221,893.54**	**233,961.61**	**209,545.05**	**236,794.66**	**396,541.36**	**$2,849,458.47**
Facilities													
Rent	13,969.07	12,960.57	13,963.50	13,586.60	13,550.60	13,578.60	12,980.60	12,980.60	12,980.60	13,010.54	12,985.34	12,984.12	159,530.74
Total for Facilities	**13,969.07**	**12,960.57**	**13,963.50**	**13,586.60**	**13,550.60**	**13,578.60**	**12,980.60**	**12,980.60**	**12,980.60**	**13,010.54**	**12,985.34**	**12,984.12**	**$159,530.74**

Profit and Loss

SwingVision Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
General & Administrative													
Bank Fees	-92,488.31						15.00						-92,473.31
Business Insurance	2,288.15	1,853.62	-575.68	2,179.79	2,206.80	3,800.46	2,449.24	2,885.29	2,392.14	2,387.18	3,222.17	2,386.93	27,476.09
Office Expenses	7,357.63	814.81	5,377.81	16,381.23	2,221.79	2,736.02	3,609.64	1,415.38	2,315.79	11,434.35	695.88	380.36	54,740.69
Other Contractors	7,170.53	7,560.64	3,622.21	3,659.01	3,971.73	11,007.82	10,158.40	9,360.42	6,683.18	8,743.14	5,665.40	4,600.64	82,203.12
Shipping and Handling											7.04		7.04
Total for General & Administrative	**-75,672.00**	**10,229.07**	**8,424.34**	**22,220.03**	**8,400.32**	**17,544.30**	**16,232.28**	**13,661.09**	**11,391.11**	**22,564.67**	**9,590.49**	**7,367.93**	**$71,953.63**
IT Expense													
Computer Hardware & Equipment	6,032.45	1,846.57	5,568.18	5,573.57	5,383.92	3,877.65	2,498.83	1,579.62	2,665.14	3,830.68	1,047.12	1,954.94	41,858.67
Software & Web Services	11,294.60	13,016.12	11,357.66	15,093.54	17,189.78	15,527.81	17,103.25	19,936.09	23,525.54	21,353.04	22,500.76	23,791.69	211,689.88
Telephone and Internet	210.17	213.17	213.17	213.17	213.17	216.79	220.17	220.17	220.17	235.17	235.17	235.17	2,645.66
Total for IT Expense	**17,537.22**	**15,075.86**	**17,139.01**	**20,880.28**	**22,786.87**	**19,622.25**	**19,822.25**	**21,735.88**	**26,410.85**	**25,418.89**	**23,783.05**	**25,981.80**	**$256,194.21**
Licenses and Fees	463.70		215.00		2.00					30.00			710.70
Meals & Entertainment									72.00				$72.00
Entertainment	55.20												55.20
Meals	547.44	746.28	1,724.26	1,479.95	1,112.63	1,268.08	2,008.98	1,202.83	3,162.09	1,417.95	869.41	978.44	16,518.34
Total for Meals & Entertainment	**602.64**	**746.28**	**1,724.26**	**1,479.95**	**1,112.63**	**1,268.08**	**2,008.98**	**1,202.83**	**3,234.09**	**1,417.95**	**869.41**	**978.44**	**$16,645.54**
Professional Fees													
Engineering, Product & Design	34,475.39	26,094.00	26,486.12	27,212.80	40,891.59	41,159.65	47,747.40	40,090.44	39,951.11	38,206.34	34,903.58	39,016.91	436,235.33
Finance & Accounting	10,552.50	3,902.50	3,902.50	3,902.50	3,902.50	3,902.50	5,512.50	4,345.63	4,345.63	4,345.63	4,345.63	4,345.63	57,305.65
Legal		2,540.00	70.00	5,600.00	248.15	4,020.00	420.00	280.00				1,369.97	14,548.12
Management Consulting & Strategy	1,800.00	2,700.00	5,550.30	4,400.00	4,400.00	4,400.00	4,998.13	4,400.00	2,000.00	2,000.00	2,000.00	2,000.00	40,648.43
Total for Professional Fees	**46,827.89**	**35,236.50**	**36,008.92**	**41,115.30**	**49,442.24**	**53,482.15**	**58,678.03**	**49,116.07**	**46,296.74**	**44,551.97**	**41,249.21**	**46,732.51**	**$548,737.53**
Research & Development													
R&D Expenses	4,319.00	4,306.00	4,964.00	5,211.00	7,190.38	8,495.38	13,668.18	8,364.38	44,064.08	7,316.38	8,527.08	7,140.37	123,566.23
Total for Research & Development	**4,319.00**	**4,306.00**	**4,964.00**	**5,211.00**	**7,190.38**	**8,495.38**	**13,668.18**	**8,364.38**	**44,064.08**	**7,316.38**	**8,527.08**	**7,140.37**	**$123,566.23**
Sales & Marketing													
Advertising	81,269.48	93,230.68	119,885.74	158,251.75	149,586.18	110,764.83	121,678.02	133,214.22	106,926.06	111,451.35	107,665.69	67,567.18	1,361,491.18
Ambassador Referral Payouts	3,330.00	2,292.22	1,092.78	2,438.33	3,916.67	2,765.00	4,365.00	5,260.00	5,891.00	5,364.00	3,501.00	5,254.00	45,470.00
Branding	1,141.54	963.24	3,551.80	4,328.18	2,378.52	2,708.44	4,755.52	5,274.19	778.80	12,671.58	8,389.28	676.23	47,617.32
Events and Conferences	4,250.00	294.25	9,000.00		6,520.54						375.48	411.53	20,851.80
Marketing Contractors	22,289.14	28,946.15	28,946.15	65,835.03	31,317.62	32,174.83	21,000.41	42,258.04	40,440.99	41,703.86	40,450.07	28,874.79	424,237.08
Promotional Materials	5,680.04	589.74	7,091.70	769.92	622.67	725.63	5,555.26	1,310.57	2,295.54	4,306.94	888.53	2,159.09	31,995.63
Public Relations									59.00		59.00		118.00
Total for Sales & Marketing	**117,960.20**	**126,316.28**	**169,568.17**	**231,623.21**	**194,342.20**	**149,138.73**	**157,354.21**	**187,376.02**	**156,332.39**	**175,556.73**	**161,270.05**	**104,942.82**	**$1,931,781.01**
Travel													
Air Travel		1,916.65	2,152.56	216.22			261.87	161.00	370.77		300.80	105.64	5,485.51
Ground Transportation & Parking	35.30	433.53	940.18	133.90	714.84	414.59	1,093.40	1,646.99	759.97	574.85	280.61	853.01	7,881.17
Lodging	24.55	3,131.79	1,866.23		1,225.03		1,924.59	208.77	64.08		2,415.81	232.46	11,093.31
Total for Travel	**59.85**	**5,481.97**	**4,958.97**	**350.12**	**1,939.87**	**414.59**	**3,279.86**	**2,016.76**	**1,194.82**	**574.85**	**2,997.22**	**1,191.11**	**$24,459.99**
Total for Expenses	**337,667.32**	**425,356.94**	**484,224.81**	**551,281.99**	**552,526.06**	**572,878.69**	**516,727.31**	**535,095.41**	**552,569.17**	**516,787.63**	**515,770.38**	**623,085.05**	**$6,183,970.76**
Net Operating Income	**-112,088.58**	**-220,336.50**	**-267,427.99**	**-323,372.45**	**-324,672.58**	**-327,414.05**	**-266,868.73**	**-280,602.08**	**-321,356.20**	**-240,332.63**	**-254,805.96**	**-367,093.81**	**-$3,306,371.56**
Other Income													
Interest Earned	4,203.31	3,590.77	2,629.34	3,920.60	3,437.96	2,462.08	1,533.06	1,641.41	1,302.74	717.42	1,171.64	261.48	26,871.81
Other Income				282.73			0.87	39.95	29.65	17.20	44.48	1.67	416.55
Tax Refunds & Credits		33,380.86	164.10			48,360.44			302.69				82,208.09
Total for Other Income	**4,203.31**	**36,971.63**	**2,793.44**	**4,203.33**	**3,437.96**	**50,822.52**	**1,533.93**	**1,681.36**	**1,635.08**	**734.62**	**1,216.12**	**263.15**	**$109,496.45**
Other Expenses													
F/X Gain or Loss	2,092.09	1,627.26	-816.17	-1,065.18	-173.85	1,754.57	2,062.12	-61.04	1,254.22	3,663.65	-713.47	197.27	9,821.47

Profit and Loss

SwingVision Inc.

January-December, 2025

DISTRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
Penalties & Settlements							-335.10						-335.10
Taxes		2,050.00		1,170.00	75.00		22.05		669.70	895.35	485.17	7.00	5,374.27
Total for Other Expenses	**2,092.09**	**3,677.26**	**-816.17**	**104.82**	**-98.85**	**1,754.57**	**1,749.07**	**-61.04**	**1,923.92**	**4,559.00**	**-228.30**	**204.27**	**$14,860.64**
Net Other Income	**2,111.22**	**33,294.37**	**3,609.61**	**4,098.51**	**3,536.81**	**49,067.95**	**-215.14**	**1,742.40**	**-288.84**	**-3,824.38**	**1,444.42**	**58.88**	**$94,635.81**
Net Income	**-109,977.36**	**-187,042.13**	**-263,818.38**	**-319,273.94**	**-321,135.77**	**-278,346.10**	**-267,083.87**	**-278,859.68**	**-321,645.04**	**-244,157.01**	**-253,361.54**	**-367,034.93**	**-$3,211,735.75**

Statement of Cash Flows

SwingVision Inc.

January-December, 2025

FULL NAME	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	SEPTEMBER 2025	OCTOBER 2025	NOVEMBER 2025	DECEMBER 2025	TOTAL
OPERATING ACTIVITIES													
Net Income	-109,977.36	-187,042.13	263,818.38	319,273.94	321,135.77	278,346.10	267,083.87	-278,859.68	-321,645.04	-244,157.01	-253,361.54	-367,034.93	-3,211,735.75
Adjustments to reconcile Net Income to Net Cash provided by operations:													
401(K) Liability	-6,516.72												-6,516.72
Accounts Payable	-3,698.57	-12,218.33	-4,246.21	-14,095.04	12,888.99	0.00	-19,239.77	73,541.86	-77,341.08	0.00	35.00	70,920.70	26,547.55
Accrued Expenses	10,261.79	4,029.76	19,442.89	31,661.08	-6,622.26	-22,141.78	-24,455.09	-64,096.98	82,239.53	-19,317.12	34,687.20	-57,169.65	-11,480.63
Accrued Revenue	-1,278.70	-204.91	1,992.30	-500.41	-1,431.25	3,386.66	15.00	-916.67	906.67	10.00	-129.65	75.00	1,924.04
Brex Credit Card	380.47	-3,461.54	17,091.55	9,969.04	-12,020.76	-8,953.82	10,149.25	-1,240.95	-4,378.38	-5,404.59	954.34	-6,591.85	-3,507.24
Computers & Equipment:Accumulated Depreciation - Computers & Equipment	180.71	180.71	180.71	180.71	180.71	180.71	180.71	180.71	180.71	180.71	180.71	180.71	2,168.52
Furniture & Fixtures:Accumulated Depreciation - Furniture & Fixtures	67.21	67.21	67.21	67.21	67.21	67.21	67.21	67.21	67.21	67.21	67.21	67.21	806.52
Intangible Assets:Accumulated Amortization - Intangible Assets	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	1,444.44	17,333.28
Inventory Asset	-25,848.42	17,136.00	-8,179.00	-11,423.44	13,572.00	-22,620.80	-44,624.30	19,116.00	-30,174.60	-14,382.50	-66.90	-24,625.60	-132,121.56
Money In Transit	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Payment Processor Clearing - Other	18,100.00	-13,008.00	-38,666.67	22,800.00	-7,760.00	-1,000.00	10,750.00	-14,750.00	-3,000.00	17,000.00	-9,650.00	-1,235.02	-20,419.69
Payment Processor Clearing - Stripe	0.00	0.00	0.00	84,835.58	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	84,835.58
Payroll Liability	0.00												0.00
Prepaid Expenses	-7,858.62	-20,559.77	-4,521.11	103,949.21	-7,843.47	-5,570.44	-15,816.79	-6,809.29	10,067.03	14,810.20	-768.03	48,306.48	-100,513.02
Sales Tax Payable			0.00										0.00
Stripe Customer Credits	0.00	0.00	0.00	209.98			0.00	0.00	834.97	-834.97	0.00	0.00	209.98
Stripe Receivables	-5,476.96	13,322.69	-12,759.39		13,265.78	-27,269.72	17,299.78	-37,767.81	-13,106.28	3,159.68	19,610.17	12,994.51	-16,727.55
Unearned Revenue	31,176.84	25,817.54	43,394.78	-62,227.71	-3,572.41	9,743.35	36,496.39	92,292.03	88,690.83	-10,043.40	1,635.74	46,110.00	299,513.98
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,933.47**	**12,545.80**	**15,241.50**	**-41,027.77**	**2,168.98**	**-72,734.19**	**-27,733.17**	**61,060.55**	**56,431.05**	**-13,310.34**	**48,000.23**	**90,476.93**	**$142,053.04**
Net cash provided by operating activities	**-99,043.89**	**-174,496.33**	**248,576.88**	**360,301.71**	**318,966.79**	**351,080.29**	**294,817.04**	**-217,799.13**	**-265,213.99**	**-257,467.35**	**-205,361.31**	**-276,558.00**	**$3,069,682.71**
INVESTING ACTIVITIES													
Rental Security Deposits					1,651.90		1,200.00						2,851.90
Net cash provided by investing activities					**1,651.90**		**1,200.00**						**$2,851.90**
FINANCING ACTIVITIES													
Preferred Stock:Preferred Stock - Series A				4,690.00									4,690.00
SAFE Convertible Securities		25,000.00	700,000.00		150,000.00	75,000.00	539,980.00		393,155.00	15,943.44		50,000.00	1,949,078.44
SAFE Convertible Securities:Cost of Financing	-92,503.31								-31,059.24				-123,562.55
Net cash provided by financing activities	**-92,503.31**	**25,000.00**	**700,000.00**	**4,690.00**	**150,000.00**	**75,000.00**	**539,980.00**		**362,095.76**	**15,943.44**		**50,000.00**	**$1,830,205.89**
NET CASH INCREASE FOR PERIOD	**-191,547.20**	**-149,496.33**	**451,423.12**	**355,611.71**	**167,314.89**	**276,080.29**	**246,362.96**	**-217,799.13**	**96,881.77**	**-241,523.91**	**-205,361.31**	**-226,558.00**	**$1,236,624.92**

SwingVision Inc.
Statement of Changes in Equity

Accounts	2025
Opening Balance of Stockholders' Equity*	529,083
Net Loss	(3,211,736)
Equity Issuance (Preferred Stock / SAFE)	2,032,687
Closing Balance of Stockholders' Equity	**(649,966)**

SwingVision Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

SwingVision Inc. (the "Company") is a corporation organized on June 16, 2015 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.